Exhibit 99.1

ZETA NETWORK GROUP (NASDAQ : ZNB) STRENGTHENS BALANCE SHEET WITH USD 231 MILLION BITCOIN-BACKED INVESTMENT AMID MARKET TURBULENCE

Strategic PIPE transaction enhances Zeta Network Group’s digital treasury with fully collateralized SolvBTC assets

New York, October 15, 2025: Zeta Network Group (Nasdaq: ZNB) today announced that it has entered into a securities purchase agreement in a private placement for an aggregate of US$230,837,060.2 of (1) its Class A ordinary shares; (2) warrants entitling the Purchaser to purchase one Class A ordinary share for one warrant, exercisable at a price of $2.55 per Class A ordinary share, at a combined offering price of $1.7 per Class A ordinary share and warrant to purchase one Class A ordinary share.

The aggregate gross proceeds of US$230,837,060.2 are payable in BTC or SolvBTC, which is a 1:1 wrapped Bitcoin-backed token issued by Solv Protocol, an on-chain Bitcoin reserve providing institutional mechanisms for the productive use of Bitcoin holdings. The private placement is expected to close on October 16, 2025, subject to customary closing conditions.

This private placement strengthens Zeta Network Group’s balance sheet and enhances its net-asset value with a Bitcoin-backed, yield-generating instrument designed for institutional adoption. Entered into during a period of market turbulence, the transaction underscores Zeta Network Group’s confidence in Bitcoin’s fundamentals and its commitment to disciplined, counter-cyclical treasury management, reflecting similar strategies seen among other Bitcoin treasuries accumulating Bitcoin during market downturns.

Entered into during a period of market turbulence, the transaction highlights Zeta Network Group’s conviction in Bitcoin’s long-term fundamentals and its disciplined, counter-cyclical approach to treasury management, mirroring strategies adopted by leading Bitcoin treasuries that accumulate during market downturns.

SolvBTC is a 1:1 wrapped Bitcoin-backed token issued by Solv Protocol, an on-chain Bitcoin reserve providing institutional mechanisms for the productive use of Bitcoin holdings. Within Solv Protocol’s wide suite of products, SolvBTC serves as its institutional Bitcoin-backed asset, designed for treasury and capital-market applications. Each SolvBTC is fully collateralized 1:1 with Bitcoin, held under regulated custody, and verified through on-chain proof-of-reserves, offering companies a transparent and compliant way to generate yield on Bitcoin exposure.

“This is a strategic balance-sheet allocation that reinforces Zeta Network Group’s long-term financial position,” said Patrick Ngan, Chief Investment Officer at Zeta Network Group. “By integrating SolvBTC into our treasury, we’re enhancing financial resilience with an instrument that combines Bitcoin’s scarcity with sustainable yield. It’s a measured, institutional approach to growth.”

By adding SolvBTC, Zeta Network Group joins a growing cohort of Nasdaq-listed companies rethinking how digital assets fit within corporate finance frameworks. Rather than holding Bitcoin passively, listed companies are now exploring structured, yield-generating instruments that contribute to returns and liquidity while maintaining regulatory standards.

“Listed entities are redefining what it means to hold Bitcoin productively,” said Ryan Chow, CEO of Solv Protocol. “With SolvBTC, we’re offering the structure required for treasury-grade adoption, bridging institutional finance with on-chain infrastructure.

Beyond its balance-sheet impact, this transaction marks Zeta Network Group’s first step in a broader collaboration with Solv Protocol, establishing a framework for how tokenized Bitcoin instruments can participate in regulated capital markets. Conducted through a structured private placement, the investment demonstrates that digital financing can align with public-market governance while maintaining on-chain verification and transparency.

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About Zeta Network Group (Nasdaq: ZNB)

Zeta Network Group (Nasdaq: ZNB) is a U.S.-listed digital infrastructure and financial technology company pioneering the convergence of traditional finance and the digital asset economy. The Group is developing a Bitcoin-centric institutional finance platform that integrates digital asset treasury management, Bitcoin liquidity aggregation, and sustainable Bitcoin mining operations, all within a regulated Nasdaq framework.

Led by a global team of finance and technology experts, Zeta Network is redefining institutional digital finance by merging the governance and transparency of a public company with the innovation and scalability of blockchain to create a trusted bridge between capital markets and decentralized finance.

For more information, visit ir.thezetanetwork.com.

About Solv Protocol

Solv Protocol is the on-chain Bitcoin Reserve bridging TradFi, CeFi, and DeFi to power the $1 trillion Bitcoin finance economy. Through its flagship product, SolvBTC, it enables retail and institutional investors to earn sustainable yields on their Bitcoin holdings, transforming the world’s hardest money from a passive store of value into a productive, globally accessible financial asset. Solv Protocol is backed by leading investors, including Binance Labs, Blockchain Capital, Laser Digital, and OKX Ventures. For more information, visit solv.finance

For Media Enquiries
Alex Revutsky
alex@yapglobal.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements include, among other things, statements regarding anticipated financial performance, strategy, and the potential impact of the transaction described herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Zeta Network Group undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For Media Enquiries

Aroma Kumar

aroma@lunapr.io

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